April 20, 2012

Tom Kluck
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, D.C. 20549

Re:                           Sprott Physical Platinum and Palladium Trust
Amendment No. 2 to Registration Statement on Form F-1

Dear Mr. Kluck:

Reference is made to Amendment No. 1 to registration statement on Form F-1 (File No. 333-179017) of Sprott Physical Platinum and Palladium Trust (the “Trust”) that was filed with the U.S. Securities and Exchange Commission (the “Commission”) on EDGAR on March 2, 2012 (the “Registration Statement”).  The Registration Statement relates to the proposed registration of the Trust’s units under the Securities Act of 1933, as amended, in connection with the Trust’s proposed initial public offering.  By letter dated March 29, 2012 (the “Comment Letter”), the Staff of the Commission (the “Staff”) provided the Trust with its comments regarding the Registration Statement and the prospectus included therein.

In response to the Staff’s comments included in the Comment Letter, the Trust has amended the Registration Statement and filed Amendment No. 2 to the Registration Statement on April 20, 2012 (the “Amended Registration Statement”).  The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  References to page numbers in the responses below are to page numbers in the Amended Registration Statement.  Capitalized terms used but not defined herein shall have the meanings set forth in the Amended Registration Statement.

Form F-1

General

Enforceability of Civil Liabilities in the United States, page ii

1.                                      Please revise your discussion as follows:

•                  Revise the caption to ensure it reflects all material jurisdictions, not just the United States;

•                  Make clear the extent that investors may originate actions in Canada;

•                  Include discussion of any arbitration clauses; and

•                  Clarify whether there are any applicable treaties or reciprocity between the United States and Canada.

The Trust respectfully advises the Staff that the Amended Registration Statement has been amended accordingly on page ii to address the first and second bullet points. The Trust respectfully advises the Staff with respect to the third bullet point that neither the prospectus of the Trust nor the Trust Agreement provide for arbitration as a means to conflict resolution between the Trust and its Unitholders; therefore, the Trust believes that no additional disclosure is required. The Trust further respectfully advises the Staff with respect to the fourth bullet point that there are no applicable treaties or reciprocity between the United States and Canada.  Recognition and enforcement of civil liabilities against persons or entities resident in Ontario will be guided by principles established by the Supreme Court of Canada providing generally for the enforcement of civil liabilities from a judgment of a foreign court, provided that a real and substantial connection is found with the foreign jurisdiction, subject to certain technical defenses. Based on the foregoing, the Trust has added disclosure on page ii of the Amended Registration Statement that Unitholders may petition Canadian courts to enforce judgments obtained in U.S. courts, but has maintained disclosure that Unitholders may face additional requirements not only in enforcing judgments but also serving legal process and bringing an original action to enforce liabilities.

Risk Factors and Disadvantages, page 3

2.                                      We note your added disclosure in response to comment 5 from our letter dated February 9, 2012. Please revise part (ii) of the second paragraph in this section to disclose the estimated amount of time between when a redemption request is submitted by a holder of Units and the receipt of physical platinum and palladium bullion by the redeeming holder of Units.

The Trust respectfully advises the Staff that the Amended Registration Statement has been revised accordingly on page 3.

3.                                      We also note your added disclosure in part (iii) of the second paragraph. Please explain why the receipt of cash is viewed as disadvantage in this circumstance. In this regard, we note that the cash payout is 100% of the aggregate value of the NAV per Unit when the Trust does not have a plate or ingot of a particular metal in the appropriate size.

The Trust believes that its listing of the Units on NYSE Arca and the Toronto Stock Exchange will enable Unitholders to sell Units in the secondary market if a Unitholder seeks to convert his, her or its Units into cash. Therefore, the Trust believes that a Unitholder redeeming his, her or its Units for physical platinum and palladium bullion will be doing so with the intent of receiving physical platinum and palladium bullion, and not cash. The Trust believes that in such an instance, a Unitholder receiving cash instead of physical bullion may be viewed as a disadvantage by such Unitholder.

Redemption of Units for Physical Platinum and Palladium Bullion, page 6

4.                                      We note your response to comment 9 from our letter dated February 9, 2012 and your related revised disclosure. Please further revise to include an estimate of redemption expenses, as a percentage of the value of 25,000 units, using current value and expense estimates.

The Trust respectfully advises the Staff that the Amended Registration Statement has been revised accordingly on pages 7, 14, and 36.

Summary of Fees and Expenses, page 12

5.                                      We note your response to comment 11 of our letter dated February 9, 2012 and we reissue in part our prior comment. In this section and the table on page 33, please list separately your operating expenses. For example, please disclose separately the fees described under “Operating Expense” that are to be paid to the Trustee, Manager, investment manager, the Mint, RBC Dexia, and the valuation agent. Also in the table on page 33, please describe how these fees are different from the expenses payable to such persons, the storage fees, and the custodian settlement fees. In addition, please explain the difference, if any, between the “Management Fee” that is listed as a separate type of fee from the management fee listed under the “Operating Expenses.”

The Trust respectfully advises the Staff that the Amended Registration Statement has been revised accordingly on pages 12 and 34.

Because the Trust’s physical palladium bullion will be held outside of North America…, page 18

6.                                      To the extent practicable, please revise to quantify the increased transportation costs due to the fact that the physical palladium bullion will be held at Via Mat, rather than at a North American location.

The Trust respectfully advises the Staff that the increased transportation costs, arising from the fact that the physical palladium bullion will be stored at Via Mat in London or Zurich, cannot be quantified, as such transportation costs will depend on the delivery destination as well as on the difference in delivery rates between the delivery to the final destination and a hypothetical location in North America from Via Mat in London or Zurich.

The rights of Unitholders differ from those of shareholders of a corporation, page 25

7.                                      We note that you have provided examples of the differences between Unitholders and the statutory rights normally associated with the ownership of shares in an Ontario corporation. Please ensure that, here or elsewhere, you discuss all material differences between such investors and include further discussion of the differences between ownership in a United States corporation compared to an Ontario corporation as necessary.

The Trust respectfully advises the Staff that the examples and disclosure provided on page 26 address all material differences between the rights of Unitholders of the Trust and shareholders of an Ontario corporation. As the Trust is not a United States or Ontario corporation, the Trust does not believe that the discussion of differences between ownership in a United States corporation compared to an Ontario corporation is appropriate or will benefit prospective Unitholders.

Business of the Trust, page 30

Impact of Trust Expenses on Net Asset Value, page 35

8.                                      We note your response to comment 14 of our letter dated January 13, 2012 and your additional disclosure on pages 35-36. In footnote (1) to the table on page 36, you state that the table does not include one-time expenses associated with the initial offering of the units. Please discuss in greater detail how the offering expenses will affect an investor’s investment, e.g., the percentage of offering expenses per share.

The Trust respectfully advises the Staff that the Amended Registration Statement has been revised accordingly on page 38.

Conflicts of Interest of the Manager, page 54

9.                                      We note your response to comment 16 from our letter dated February 9, 2012. Please revise to reflect this in your disclosure. Please also consider adding applicable risk factor disclosure.

The Trust respectfully advises the Staff that the Amended Registration Statement has been revised accordingly on pages 55-56. The Trust further respectfully advises the Staff that the risk factor titled “The Manager and its affiliates also manage other funds that may invest in physical platinum and palladium bullion and conflicts of interest by the Manager or its affiliates may occur” on page 26 of the Amended Registration Statement has been revised to add applicable disclosure.

Underwriting, page 112

10.                               We note your revised disclosure on page 113 in response to comment 22 from our letter dated February 9, 2012. Your disclosure discusses both past services and services that may be provided in the future and does not distinguish between the two. Please further revise to describe the other services that have been provided by the underwriters or their affiliates in the past, as well as the applicable fees.

The Trust respectfully advises the Staff that the Amended Registration Statement has been revised accordingly on pages 115-116.

The Trust thanks the Staff for its close attention to the Registration Statement and looks forward to receipt of any additional comments.

Please feel free to telephone the undersigned at (202) 661-7150 or Alexandre V. Rourk at (202) 661-7148 with any questions or comments.

Very truly yours,

SEWARD & KISSEL LLP

	By:	/s/ Anthony Tu-Sekine
Anthony Tu-Sekine

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